Item 77.H - Change in Control of Registrant


Obtaining Control of Credit Suisse Large Cap Value Class C

As of October 31, 2008, Citigroup Global Markets Inc. ("Shareholder") owned 22,840.156 shares of the Fund, which represented less than 25 % of the Fund. As of April 30, 2009, Shareholder owned 23,019.949 shares of the Fund, which represented 26.11 % of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund.